U.S. SECURITIES AND EXCHANGE COMMISSION
				                       WASHINGTON, D.C. 20549
					                          FORM 12B-25
				                   Notification of Late Filing

		        	          Commission File Number 0-11104

[  ] Form 10-K and Form 10-KSB    [  ] Form 20-F    [  ] Form 11-K
[ X ] Form 10-Q and Form 10-QSB [  ] Form N-SAR

				 For Period Ended:  June 30, 1996

                       					     PART I

                   				    NOBLE ROMAN'S, INC.
			              	  (Name of issuer in its charter)

		Indiana						                                          35-1281154
	(State or other jurisdiction					                     (IRS Employer
	of incorporation or organization)				               Identification No.)

               				  One Virginia Avenue, Suite 800
				                  Indianapolis, Indiana 46204
			             (Address of principal executive offices)

Issuer's telephone number:	(317) 634-3377
Securities registered under Section 12(b) of the Act:	None
Securities registered under Section 12(g) of the Act:	Common Stock

                      					     PART II

Form 10-Q cannot be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 as follows:

[ X ]	(a)	For reasons described in Part III, Form 10-Q for the fiscal quarter ended June 30, 1996 cannot be timely filed without unreasonable effort or expense, therefore, we are requesting a five (5) day extension of time to file such form.

[ X ]	(b)	Form 10-Q will be filed on or before the 5th day following its current due date of August 14, 1996.

[    ]	(c)	The accounting statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


                       					    PART III

The Company had been involved in significant negotiations of an agreement and plan of merger whereby a corporation significantly larger than the existing company would have been merged with and into a wholly-owned subsidiary of the Company. Because of the termination of the negotiations concerning this agreement and the significant time involved in attempting to reach an agreement concerning the merger, the Company did not have time for the completion of Form 10-Q for the fiscal quarter ended June 30, 1996

                       					    PART IV

	(1)	Name and telephone number of person to contact in regard to this
modification:	Paul W. Mobley, President, (317) 634-3377.
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	(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                     				[ X ] Yes		[    ] No

	(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    				[    ] Yes		[ X ] No

Noble Roman's, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 1996				By: /s/ Paul W. Mobley
               							      -------------------------------------
							                      Paul W. Mobley, President